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                         FILED BY GENOMIC SOLUTIONS INC.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933


                               SUBJECT COMPANIES:
             GENOMIC SOLUTIONS INC. (COMMISSION FILE NO.: 000-30549)
                                       AND
                          CARTESIAN TECHNOLOGIES, INC.

FOR RELEASE WEDNESDAY, SEPTEMBER 19, 2001

From:    GENOMIC SOLUTIONS INC.        Investor Contact:
         4355 Varsity Drive            Steven J. Richvalsky
         Ann Arbor, Michigan 48108     Executive Vice President,
         734.975.4800                  Chief Financial Officer
                                       steve@genomicsolutions.com

                                       Media Contact:
                                       Kathleen M. Murphy
                                       Vice President, Corporate
                                       Communications
                                       kathleen.murphy@genomicsolutions.com



GENOMIC SOLUTIONS TO BENEFIT FROM GLAXOSMITHKLINE AND CARTESIAN TECHNOLOGY
ACCORD

     -    Resulting technology improves high-throughput screening (HTS)

     -    A key development targeted to pharmaceutical industry

     -    Technology will anchor new line of liquid handling systems

ANN ARBOR, MI., Genomic Solutions Inc. (Nasdaq NM: GNSL) announced today that it expects to benefit from newly developed liquid handling technology developed by GlaxoSmithKline plc ("GSK"). On September 11, 2001, Cartesian Technologies Inc. ("Cartesian") announced signing an agreement to exchange Cartesian common shares for the intellectual property related to the GSK-invented liquid-dispensing technology used in high-throughput screening. Details of the transaction were not disclosed. On September 6, 2001 Cartesian, based in Irvine, CA entered into a definitive agreement to be acquired by Genomic Solutions with closing expected to take place later this year.

INCREASED VOLUMETRIC ACCURACY FOR DRUG DEVELOPMENT

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     -    The GSK device is technically elegant, cost-effective and particularly applicable to dispensing low volumes of compounds with a high level of volumetric accuracy, key to the miniaturization of assays used in high-throughput screening (HTS) throughout the pharmaceutical industry.

     - Genomic Solutions and Cartesian plan to introduce liquid handling systems built around on this technology.

Commenting on this development, Genomic Solutions President and CEO Jeffrey S. Williams stated, "The combination of our GeneTAC(TM) Biochip System and Investigator(TM) Proteomic System, Cartesian's patented synQUAD, and the new GSK low volume dispenser strengthens and expands our product offerings. We will now be able to provide our customers unique systems and products essential to drug discovery applications."

ABOUT GENOMIC SOLUTIONS INC.

The company designs, develops, manufactures, markets and sells instruments, software, consumables and services used to determine the activity level of genes and to isolate, identify and characterize proteins. The company's products and systems enable researchers to perform complex, high volume experiments at a lower cost and in less time than traditional techniques. As a result, Genomic Solutions products and systems facilitate more rapid and less expensive drug discovery.

For more information, contact Genomic Solutions at corporatecommunications@genomicsolutions.com or visit the company's Web site, www.genomicsolutions.com.

                                    *********

Genomic and Cartesian will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, the joint proxy statement/prospectus will be made available for free to the shareholders of Genomic and Cartesian. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Genomic and its directors, executive officers and certain other members of management and employees may be soliciting proxies from Genomic shareholders in favor of the merger. Cartesian and its directors, executive officers and certain other members of management and employees may be soliciting consents from Cartesian shareholders in favor of the merger. Information concerning the participants in the


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proxy solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Note Regarding Forward Looking Statements

This news release contains forward-looking statements. These statements include statements regarding the period following completion of the merger. Words such as "intend," "believe," "expect," "plans" and words and terms of similar substance identify forward looking statements. All forward looking statements are subject to various risks, uncertainties and other factors that could cause actual results to vary materially from the results anticipated in such forward-looking statements. Such risks, uncertainties and other factors include the market's difficulty in valuing the combined company's business model, the failure to realize the anticipated benefits of the merger, competition, management's ability to manage the combined company's growth, the ability to deliver new products and services to the market on time, the inability to accurately predict future revenues of the combined company and other risks to be detailed in the joint proxy statement/prospectus to be filed with the SEC in connection with this transaction. Additional risks and uncertainties related to the current business of Genomic can be found in Genomic's filings with the SEC. The forward-looking statements in this new release represent Genomic's and Cartesian's judgment as of the date of this release. Genomic and Cartesian disclaim any intent or obligation to update these forward -looking statements.